FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2009	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

 For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

	2009 FIRST-QUARTER RESULTS

		First Quarter

		2009	2008	Δ %

	Total Revenues	22,526	17,257	30.5%

	Gross Profit	10,443	8,271	26.3%

	Operating Income	3,305	2,818	17.3%

	Majority Net Income	1,327	1,621	-18.1%

	EBITDA(1)	4,274	3,569	19.8%

	Net Debt (2)	11,231	12,382	-9.3%

	(3) EBITDA/ Interest Expense, net	9.06	9.62

	(3) EBITDA/ Interest Expense	7.63	6.91

	(3) Earnings per Share	2.87	3.95

	Capitalization(4)	29.5%	26.5%

	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 8 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 22,526 million in the first quarter of 2009, an increase of 30.5% compared  to the first quarter of 2008; the acquisition of Refrigerantes Minas Gerais (“REMIL”) contributed  more than 25% of this growth.
Consolidated operating income grew 17.3% to Ps. 3,305 million for the first quarter of 2009, mainly  driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions Our operating margin reached 14.7% for the first quarter of 2009.
Consolidated majority net income decreased 18.1% to Ps. 1,327 million in the first quarter of 2009,  mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated  debt, resulting in earnings per share of Ps. 0.72 in the first quarter of 2009.

Mexico City (April 29, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2009.

"Our Company achieved healthy top- and bottom-line results for the quarter, growing volumes, revenues and EBITDA by 7, 30 and 20 percent respectively. Among other factors, we benefited from the consolidation of our REMIL franchise territory in Brazil, the continued successful rollout of the Jugos del Valle line of juice-based beverages in Mexico, Colombia and Central America, and organic growth. We have the flexibility to adapt our business through initiatives that sustain our cash flow and meet our strategic objectives. Importantly, our company is in a very strong financial position as exemplified by the dividends of more than 1.3 billion Mexican pesos that we paid our shareholders in the month of April." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 29, 2009	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 30.5% to Ps. 22,526 million in the first quarter of 2009, compared to the first quarter of 2008, as a result of increases in all of our divisions. Revenue growth was driven by (i) organic growth, mainly due to pricing, accounting for approximately 40% of incremental revenues, (ii) the consolidation of Refrigerantes Minas Gerais, Ltda. (“REMIL”) in Brazil, contributing more than 25% of incremental revenues for the quarter and (iii) a positive exchange rate translation effect providing the balance. Excluding the positive translation effect and the acquisition of REMIL, our consolidated total revenues would have increased approximately 12%.

Total sales volume increased 7.1% to 554.2 million unit cases in the first quarter of 2009 as compared to the same period of 2008; excluding REMIL, total sales volume increased 1.7% mainly driven by incremental volumes from our bottled water business and still beverages. Still beverages sales volume grew close to 120%, mainly driven by volumes from the Jugos del Valle brand in our Mexico and Latincentro divisions, accounting for the majority of incremental volumes in this category. Bottled water, including bulk water, grew more than 8%, mainly driven by the consolidation of the Agua de Los Angeles business in Mexico.

Our gross profit increased 26.3% to Ps. 10,443 million in the first quarter of 2009, compared to the first quarter of 2008. Cost of goods sold increased 34.5% mainly driven by (i) higher year-over-year sweetener costs, (ii) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost and (iii) the integration of REMIL; which were partially offset by lower cost of resin. Gross margin reached 46.4% in the first quarter of 2009 as compared to 47.9% in the same period of 2008.

Our consolidated operating income increased 17.3% to Ps. 3,305 million in the first quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 14.7% in the first quarter of 2009, a decrease of 160 basis points. Revenue growth compensated higher operating expenses and cost of goods sold.

During the first quarter of 2009, we recorded Ps. 330 million in the other expenses line. These expenses were mainly driven by the loss on sale of some fixed assets and employee profit sharing recorded in the other expenses line, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the first quarter of 2009 recorded an expense of Ps. 938 million as compared to Ps. 222 million in the same period of 2008, mainly due to a higher foreign exchange expense driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated net debt.

During the first quarter of 2009, income tax, as a percentage of income before taxes, was 30.7% .

Our consolidated majority net income decreased by 18.1% to Ps. 1,327 million in the first quarter of 2009 as compared to the first quarter of 2008, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated net debt. Earnings per share (EPS) were Ps. 0.72 (Ps. 7.19 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

April 29, 2009	Page 2

BALANCE SHEET

As of March 31, 2009, Coca-Cola FEMSA had a cash balance of Ps. 9,760 million including US$ 449 million in US dollar currency, an increase of Ps. 3,568 million compared to December 31, 2008, net of the US$ 46 million paid for our share of the joint acquisition of the Brisa bottled water business in Colombia.

Total short-term debt was Ps. 8,206 million and long-term debt was Ps. 12,785 million. Total debt increased Ps. 2,417 million compared with year end 2008 mainly due to the issuance of Ps. 2,000 million in 1.1 year “Certificados Bursátiles” in January 2009, priced at a yield of 28-day TIIE plus 80 basis points. Net debt decreased approximately Ps. 1,151 million compared to year end 2008, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 652 million (1).

The weighted average cost of debt for the quarter was 7.4% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2009:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)(2)

Mexican pesos	43.0%	55.9%
U.S. dollars	43.4%	39.6%
Colombian pesos	8.4%	100.0%
Venezuelan bolivars	0.9%	0.0%
Argentine pesos	4.4%	55.6%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +

% of Total Debt	29.5%	19.2%	0.3%	19.1%	11.9%	20.1%

The US$ 449 million in dollar currency included in our cash balance are sufficient to meet the maturities of approximately US$ 400 million coming due in July of 2009.

Consolidated Cash Flow

Expressed in million of Mexican pesos (PS.) as of March 31, 2009

Mar-09
Ps.

Income before taxes	2,037
Non cash charges	2,055

4,093
Change in working capital	16

Resources Generated by Operating Activities	4,109

Investments	(1,316)
Debt	2,165
Other	(915)

Increase in cash and cash equivalents	4,044

Cash and cash equivalents at begining of period	6,192
Translation Effect	(476)
Cash and cash equivalents at end of period	9,760

The difference between the debt increase of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as translation effect, in accordance with the Mexican Financial Reporting Standards.

April 29, 2009	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 4.8% to Ps. 8,141 million in the first quarter of 2009, as compared to the same period of the previous year. Incremental volumes accounted for close to 70% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.78, an increase of 1.6%, as compared to the first quarter of 2008, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in flavored sparkling beverages. Excluding bulk water under the brands Ciel and Agua de Los Angeles, our average price per unit case was Ps. 35.13, a 2.6% increase as compared to the same period of 2008.

Total sales volume increased 3.2% to 272.4 million unit cases in the first quarter of 2009, as compared to the first quarter of 2008, resulting from incremental volumes in the still beverage category, increasing almost threefold, driven by the Jugos del Valle product line and more than 11% volume growth in our bottled water business which more than compensated for a sales volume decline of 3.6% in sparkling beverages. This decline was mainly driven by lower flavored sparkling beverages sales.

Operating Income

Our gross profit increased 3.0% to Ps. 4,077 million in the first quarter of 2009 as compared to the same period of 2008. Cost of goods sold increased 6.6% as a result of the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which was partially offset by lower year-over-year cost of resin. Gross margin decreased from 51.0% in the first quarter of 2008 to 50.1% in the same period of 2009.

Operating income increased 0.8% to Ps. 1,334 million in the first quarter of 2009, compared to Ps. 1,323 million in the same period of 2008, as a result of revenue growth, that compensated for higher cost of goods sold and higher selling expenses due to the integration of the specialized sales force of Jugos del Valle, and the integration of the Agua De Los Angeles and Ciel jug water businesses in the Valley of Mexico. Our operating margin was 16.4% in the first quarter of 2009, a decrease of 60 basis points as compared to the same period of 2008.

April 29, 2009	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 8,049 million in the first quarter of 2009, an increase of 50.4% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for more than 40% of incremental revenues and a positive currency translation effect represented the balance. Excluding this positive currency translation effect, our Latincentro division’s revenues would have increased aproximately 21%.

Total sales volume in our Latincentro division increased 1.9% to 132.7 million unit cases in the first quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by increases in sparkling beverages in Venezuela and still beverages in Colombia, due to the strong performance of the Jugos del Valle line of business, which compensated for a volume decline in Central America.

Operating Income

Gross profit reached Ps. 3,672 million, an increase of 50.2% in the first quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 50.6% mainly driven by higher sweetener costs across the division and the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs. Gross margin decreased 10 basis points to 45.6% in the first quarter of 2009.

Our operating income increased 32.0% to Ps. 1,044 million in the first quarter of 2009, compared to the first quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor costs in Venezuela. Our operating margin reached 13.0% in the first quarter of 2009, resulting in a 180 basis points decline as compared to the same period of 2008.

April 29, 2009	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA includes the REMIL operation in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 53.1% to Ps. 6,230 million in the first quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 608 million during the quarter, net revenues increased 50.1% to Ps. 5,622 million, compared to the same period of 2008. The acquisition of REMIL accounted for more than 60% of this growth, higher average prices per unit case accounted for almost 30% of incremental net revenues and a positive translation effect represented the balance. Excluding this positive currency translation effect, our Mercosur division’s net revenues would have increased approximately 48%.

Sales volume, excluding beer, increased 20.7% to 149.1 million unit cases in the first quarter of 2009, as compared to the first quarter of 2008, driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, decreased 1.5% to reach 121.6 million unit cases as a result of volume declines in Argentina.

Operating Income

In the first quarter of 2009, our gross profit increased 44.2% to Ps. 2,694 million, as compared to the same period of the previous year. Cost of goods sold increased 60.6% driven by (i) the integration of REMIL in Brazil, (ii) the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost and (iii) higher sweetener cost in the division, as compared to the same period of last year. Our Mercosur division gross margin decreased 270 basis points to 42.5% in the first quarter of 2009.

Operating income increased 31.7%, reaching Ps. 927 million in the first quarter of 2009, as compared to Ps. 704 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 14.6% in the first quarter of 2009, a decrease of 240 basis points as compared to the first quarter of 2008.

April 29, 2009	Page 6

RECENT DEVELOPEMENTS

  On February 27, 2009 Coca-Cola FEMSA announced that it had successfully closed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company, the Brisa bottled water business (including the Brisa brand and production assets). This transaction will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2008 in Colombia. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company. The parties have also agreed a transition arrangement after closing, during which Bavaria will still be producing, selling and distributing Brisa.

  On March 23, 2009 – Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2008, the declaration of dividends corresponding to fiscal year 2008 and the composition of the Board of Directors and Committees for 2009. Shareholders approved the payment of a cash dividend in the amount of Ps. 1,343.9 million. The dividend was paid on April 13, 2009, in the amount of Ps. 0.7278 per each ordinary share, equivalent to Ps. 7.278 per ADR. In addition, shareholders approved an amount of Ps. 400 million, the maximum amount allowed under Mexican law, which is available to the Company for share repurchases in the future, should it decide to use these funds.

CONFERENCE CALL INFORMATION

Our first-quarter 2009 Conference Call will be held on: April 29, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 6, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 48063967.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the rate for pesos as of March 31, 2009, referred to in page 13 of this document, which exchange rate was Ps. 14.3317 to US$ 1.00.

(6 pages of tables to follow)

April 29, 2009	Page 7

Consolidated Income Statement Expressed in millions of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%

Volume (million unit cases) (2)	554.2		517.7		7.1%
Average price per unit case (2)	39.29		32.51		20.9%

Net revenues	22,386		17,153		30.5%
Other operating revenues	140		104		34.6%

Total revenues	22,526	100%	17,257	100%	30.5%
Cost of goods sold	12,083	53.6%	8,986	52.1%	34.5%

Gross profit	10,443	46.4%	8,271	47.9%	26.3%

Operating expenses	7,138	31.7%	5,453	31.6%	30.9%

Operating income	3,305	14.7%	2,818	16.3%	17.3%

Other expenses, net	330		186		77.4%

Interest expense	637		508		25.4%
Interest income	71		135		-47.4%

Interest expense, net	566		373		51.7%
Foreign exchange loss (gain)	367		(48)		-864.6%
(Gain) on monetary position in Inflationary subsidiries	(86)		(111)		-22.5%
Fair value loss on derivative instruments	91		8		1037.5%

Integral result of financing	938		222		322.5%

Income before taxes	2,037		2,410		-15.5%

Taxes	626		749		-16.4%

Consolidated net income	1,411		1,661		-15.1%

Majority net income	1,327	5.9%	1,621	9.4%	-18.1%

Minority net income	84		40		110.0%

Operating income	3,305	14.7%	2,818	16.3%	17.3%
Depreciation	708		561		26.2%
Amortization and other operative non-cash charges (3)	261		190		37.4%

EBITDA (4)	4,274	19.0%	3,569	20.7%	19.8%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (REMIL) in Brazil.

April 29, 2009	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Mar 09		Dec 08

Current Assets
Cash and cash equivalents	Ps.	9,760	Ps.	6,192
Total accounts receivable		3,962		5,240
Inventories		4,732		4,313
Prepaid expenses and other		2,470		2,246

Total current assets		20,924		17,991

Property, plant and equipment
Bottles and cases		1,531		1,622
Property, plant and equipment		52,869		50,926
Accumulated depreciation		(25,589)		(24,388)

Total property, plant and equipment, net		28,811		28,160

Investment in shares		1,949		1,797
Deferred charges, net		1,232		1,246
Intangibles assets and other assets		49,550		48,764

Total Assets	Ps.	102,466	Ps.	97,958

Liabilities and Stockholders' Equity		Mar 09		Dec 08

Current Liabilities
Short-term bank loans and notes	Ps.	8,206	Ps.	6,119
Interest payable		204		267
Suppliers		7,222		7,790
Other current liabilities		8,287		7,157

Total Current Liabilities		23,919		21,333

Long-term bank loans		12,785		12,455
Pension plan and seniority premium		984		936
Other liabilities		6,330		5,618

Total Liabilities		44,018		40,342

Stockholders' Equity
Minority interest		1,831		1,703
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,186		33,935
Net income		1,327		5,598
Accumulated other comprehensive income		768		44

Total majority interest		56,617		55,913

Total stockholders' equity		58,448		57,616

Total Liabilities and Equity	Ps.	102,466	Ps.	97,958

April 29, 2009	Page 9

Mexico Division Expressed in millions of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%

Volume (million unit cases)	272.4		264.0		3.2%
Average price per unit case	29.78		29.31		1.6%

Net revenues	8,110		7,737		4.8%
Other operating revenues	31		33		-6.1%

Total revenues	8,141	100.0%	7,770	100.0%	4.8%
Cost of goods sold	4,064	49.9%	3,811	49.0%	6.6%

Gross profit	4,077	50.1%	3,959	51.0%	3.0%

Operating expenses	2,743	33.7%	2,636	33.9%	4.1%

Operating income	1,334	16.4%	1,323	17.0%	0.8%
Depreciation, amortization & other operative non-cash charges (2)	432	5.3%	432	5.6%	0.0%

EBITDA (3)	1,766	21.7%	1,755	22.6%	0.6%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division Expressed in millions of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%

Volume (million unit cases)	132.7		130.2		1.9%
Average price per unit case	60.63		41.05		47.7%

Net revenues	8,046		5,346		50.5%
Other operating revenues	3		5		-40.0%

Total revenues	8,049	100.0%	5,351	100.0%	50.4%
Cost of goods sold	4,377	54.4%	2,907	54.3%	50.6%

Gross profit	3,672	45.6%	2,444	45.7%	50.2%

Operating expenses	2,628	32.7%	1,653	30.9%	59.0%

Operating income	1,044	13.0%	791	14.8%	32.0%
Depreciation, amortization & other operative non-cash charges (2)	327	4.1%	190	3.6%	72.1%

EBITDA (3)	1,371	17.0%	981	18.3%	39.8%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 29, 2009	Page 10

Mercosur Division Expressed in millions of Mexican pesos(1) Financial figures include beer results

	1Q 09	% Rev	1Q 08	% Rev	Δ%

Volume (million unit cases) (2)	149.1		123.5		20.7%
Average price per unit case (2)	37.71		30.33		24.3%

Net revenues	6,230		4,070		53.1%
Other operating revenues	106		66		60.6%

Total revenues	6,336	100.0%	4,136	100.0%	53.2%
Cost of goods sold	3,642	57.5%	2,268	54.8%	60.6%

Gross profit	2,694	42.5%	1,868	45.2%	44.2%

Operating expenses	1,767	27.9%	1,164	28.1%	51.8%

Operating income	927	14.6%	704	17.0%	31.7%
Depreciation, Amortization & Other operative non-cash charges (3)	210	3.3%	129	3.1%	62.8%

EBITDA (4)	1,137	17.9%	833	20.1%	36.5%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (REMIL) in Brazil.

April 29, 2009	Page 11

SELECTED INFORMATION

For the three months ended March 31, 2009 and 2008

Expressed in million of Mexican pesos.

	1Q 09		1Q 08

Capex	710.3	Capex	521.4

Depreciation	708.0	Depreciation	561.0

Amortization & Other non-cash charges	261.0	Amortization & Other non-cash charges	190.0

VOLUME

Expressed in million unit cases

	1Q 09					1Q 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	196.1	14.9	47.1	14.3	272.4	203.4	13.7	41.9	5.0	264.0
Central America	27.0	1.5	0.0	2.4	30.9	29.4	1.5	0.0	2.0	32.9
Colombia	40.4	2.3	2.3	3.6	48.6	41.2	2.7	2.6	0.7	47.2
Venezuela	49.0	2.0	0.6	1.6	53.2	45.9	2.7	0.0	1.5	50.1
Latincentro	116.4	5.8	2.9	7.6	132.7	116.5	6.9	2.6	4.2	130.2
Brazil	93.8	5.6	0.6	3.0	103.0	69.0	5.4	0.0	1.1	75.5
Argentina	42.9	0.4	0.2	2.6	46.1	45.7	0.6	0.0	1.7	48.0
Mercosur	136.7	6.0	0.8	5.6	149.1	114.7	6.0	0.0	2.8	123.5

Total	449.2	26.7	50.8	27.5	554.2	434.6	26.6	44.5	12.0	517.7

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

  Volume of Brazil, Mercosur division, and Consolidated includes three months of REMIL’s operation, accounting for 27.5 million unit cases. Of this volume, sparkling beverages represent close to 95%.

April 29, 2009	Page 12

March 2009
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	1Q 2009	Mar 09	Dec 08	March 08

Mexico	6.05%	1.03%	14.3317	13.5383	10.6962
Colombia	6.15%	1.94%	2,561.21	2,243.59	1,821.60
Venezuela (3)	28.18%	4.87%	2.15	2.15	2.15
Brazil	5.92%	1.15%	2.3152	2.3370	1.7491
Argentina	6.25%	1.61%	3.7200	3.4530	3.1680

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3)	In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

April 29, 2009	Page 13

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: April 29, 2009	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer